

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

December 5, 2013

Mr. Kerry A. Shiba
Executive Vice President, Chief Financial Officer, & Corporate Secretary
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406


Re: **Shareholder Proposal**


Dear Mr. Shiba:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Superior Industries International, Inc. ("Superior") include the proposal in its proxy statement for the 2014 Annual Meeting of Shareholders. GAMCO is proposing a resolution that urges the shareholders to vote to request that the Board of Directors authorize a "Dutch Auction" tender offer.

Currently, GAMCO beneficially owns approximately 2,349,498 shares of Superior's Common Stock. According to our information, this represents 8.54% of the outstanding Common Stock. Attached as Exhibit A are Amendments 4 through 13 to our Schedule 13D, dated November 30, 2012 through November 25, 2013. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Superior since prior to December 4, 2012. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from December 4, 2012 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Superior holds its 2014 annual meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of Superior Industries International, Inc. (the "Company") request that the Board of Directors (the "Board") authorize a "Dutch Auction" tender offer to repurchase at least $40 million of the Company's outstanding common stock.*

SUPPORTING STATEMENT

As of September 30, 2013, the Company carried $186.5 million in cash on its balance sheet. Approximately $110 million is spoken for, having been earmarked for the Company's plant expansion in Chihuahua, Mexico, leaving $76.5 million for potential distribution to shareholders without adding any leverage to the company's balance sheet.

We believe that the Company has shown a lack of interest in efficiently allocating its excess cash. Among our primary concerns is that share count has actually been allowed to rise over the past three years. For the quarterly period ended September 30, 2010, the Company's share count was 26.7 million; this number has steadily increased to 27.5 million for the quarterly period ended September 30, 2013.

In addition, on March 27, 2013, the Company announced a $30 million share buyback program and has yet to repurchase any shares.

Further, the Borick Foundation, which is the namesake trust for the Chairman and CEO's family, has been a net seller of shares over the past year, furthering the argument that the interest of the Board is not aligned with those of the outside investors. This indicates that the buyback program was instituted as a diversion to placate outside investors that have insisted upon a more responsible capital allocation strategy.

We believe that the Board authorizing a "Dutch Auction" tender offer would enhance shareholder value by efficiently allocating the Company's excess cash.

WE URGE SHAREHOLDERS TO VOTE "FOR" THIS PROPOSAL

AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK   )
)   ss.:
COUNTY OF WESTCHESTER   )

David Goldman, being duly sworn, deposes and says:

1.   I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Superior Industries International, Inc. ("Superior") for Superior's 2014 Annual Meeting of Shareholders.

2.   GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding voting securities of Superior throughout the period since December 4, 2012. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Superior's 2014 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.



David Goldman

Sworn to before me this
5th day of December 2013

Notary Public

Mark J. Gambetta
Notary Public, State of New York
No. 02GA6171160
Qualified in Westchester County
Commission Expires July 23, 2015

Exhibit A.

Amendment numbers 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13 to Schedule 13D, filed on December 3, 2012, January 16, 2013, March 25, 2013, April 1, 2013, April 15, 2013, April 17 ,2013, August 5, 2013, September 12, 2013, November 12, 2013 and November 25, 2013, respectively (complete filings available on EDGAR).